UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46677

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SCA Development, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

569 Brookwood Village, Suite 901
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lisa M. Byrd	205-545-2734	lisa.byrd@scasurgery.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KraftCPAs PLLC
(Name – if individual, state last, first, and middle name)

555 Great Circle Rd.	Nashville	TN	37228
(Address)	(City)	(State)	(Zip Code)

09/24/2023	379
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa M. Byrd, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SCa Development, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President

[signature]
Notary Public

DANIEL TANKERSLEY
My Commission Expires
June 3, 2028

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SCA DEVELOPMENT, LLC

(A wholly owned subsidiary of SC Affiliates, LLC)

SEC ID NO. 8-46677

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION**

Year Ended December 31, 2024

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
SCA Development, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Birmingham, Alabama

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying statement of financial condition of SCA Development, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1

NASHVILLE
615-242-7351
555 Great Circle Road
Nashville, TN 37228

CHATTANOOGA
423-894-7400
6136 Shallowford Road, Suite 101
Chattanooga, TN 37421

COLUMBIA
931-388-3711
610 North Garden Street, Suite 200
Columbia, TN 38401

LEBANON
615-449-2334
105 Bay Court
Lebanon, TN 37087

SUPPLEMENTAL INFORMATION

The supplementary information contained on pages 14 through 16 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information on pages 14 through 16 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kraft CPAs PLLC

We have served as the Company's auditor since 2016.

Nashville, Tennessee
March 28, 2025

SCA Development, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	54,818
Certificate of deposit		1,925,909
Prepaid expenses		20,914
Receivable from SC Affiliates, LLC		28,875
Total assets	$	2,030,516

Liabilities and Member's Equity

Liabilities		
Payable to SC Affiliates, LLC	$	77,419
Commitments and contingencies (See Note 6)		
Member's equity		1,953,097
Total liabilities and member's equity	$	2,030,516

The accompanying notes are an integral part of these financial statements.

SCA Development, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Year Ended Statement of Operations
December 31, 2024

Revenues		
Commissions	$	471,000
Interest income		41,520
Total revenues		512,520
Expenses		
Salaries and benefits		272,543
Professional fees		39,855
Membership and filing fees		19,524
Insurance		20,608
Rent		14,664
Other operating expenses		49,226
Total expenses		416,420
Net profit	$	96,100

The accompanying notes are an integral part of these financial statements.

SCA Development, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2024

Member's Equity

Beginning of year	$	1,856,997
Net profit		96,100
End of year	$	1,953,097

The accompanying notes are an integral part of these financial statements.

SCA Development, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2024

Balance-January 1, 2024	$	-
Borrowings		-
Repayments		-
Balance-December 31, 2024	$	-

The accompanying notes are an integral part of these financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Statement of Cash Flows
Year Ended December 31, 2024

Cash flows provided by operating activities:	
Net profit	$ 96,100
Adjustments to reconcile net profit to net cash provided by operating activities	
Changes in assets and liabilities	
Prepaid expenses	(1,389)
Net change in receivable from and payable to SC Affiliates, LLC	(3,589)
Net cash provided by operating activities	91,122
Investing activities	
Purchase of certificate of deposit	(1,925,909)
Net cash used in investing activities	(1,925,909)
Decrease in cash	(1,834,787)
Cash	
Beginning of year	1,889,605
End of year	$ 54,818

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

On December 31, 2008, SCA Development, LLC (Company) was formed by its sole member, SC Affiliates, LLC (SCA). The Company was formed to sell direct participation programs, primarily limited partnership interests in outpatient health care facilities located throughout the United States of America, to practicing physicians. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company carries no customer funds or securities and therefore is exempt from Rule15c3-3 of the United States Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of SCA and is included in the consolidated financial statements of SCA. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Segment Reporting

The Company operates as a single operating segment. The chief operating decision maker (CODM) evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

Risks and Uncertainties

SCA operates in a highly regulated industry and is required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- Licensure, certification, and accreditation,
- Coding and billing for services,
- Relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- Quality of medical care,
- Use and maintenance of medical supplies and equipment,
- Maintenance and security of medical records,

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

- Acquisition and dispensing of pharmaceuticals and controlled substances, and
- Disposals of medical hazardous waste.

Many of these laws and regulations are expansive, and SCA does not have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcements of these laws and regulations could subject SCA's current or past practices to allegations of impropriety or illegality or could require SCA to make changes in its investment structure, facilities, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If SCA is deemed to have failed to comply with applicable laws and regulations, it could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of its licenses to operate one or more of its facilities, and (3) exclusion or suspension of one or more of its facilities from participation in the Medicare, Medicaid, and other federal and state health care programs.

Given the nature of SCA's business, they are subject from time to time to various lawsuits which, depending on their outcome, may have a negative effect on SCA and, in turn, the Company.

All commissions earned for the year ended December 31, 2024, were derived from transactions with SCA.

Revenue Recognition

Revenues from contracts with customers is recognized when the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Revenues are also analyzed to determine whether the Company acts as the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenue on a net basis) in the arrangement with the customer. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to the customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company's contracts with customers are based on commissions for the sale of limited partnership units sold by the Company. The sale of the units is considered a single performance obligations which is satisfied at the transaction closing date as long as there are no contingencies related to the sale. When contingencies are present, recognition of commissions are postponed until all such contingencies have been removed from the sales transaction. All revenue of the Company is recognized net of any expenses, and all contingencies have been settled for the year ended December 31, 2024.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Certificates of deposit

Certificates of deposit are carried at cash value plus accrued interest. At December 31, 2024 the Company held one certificate of deposit which matures on May 10, 2025.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy has been established that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level l, are traded daily in public markets in the United States and other foreign countries. The fair value of investments is based on the last reported sales price on the last day of the year.

Investments that trade in markets that are not considered to be actively traded on a daily basis, but are valued based on quoted market prices, dealer and broker quotations, bid prices, or alternative pricing sources using observable inputs, are classified within Level 2. These include investment certificates of deposit and certain government agency securities. Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or not at all.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Expense Sharing Agreement

The Company is part of an expense sharing agreement with SCA such that certain general and administrative expenses are allocated to the Company primarily based on the proportion of space occupied and resources utilized. All appropriate allocations have been made as of December 31, 2024, and are included in the accompanying statement of operations.

Salaries and Benefits

The Company does not have any full-time employees. Salaries and benefits for SCA employees working on Company business are allocated to the Company in accordance with the expense sharing agreement.

Income Taxes

As a single member limited liability company, the Company is not a tax paying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements.

The Company's results of operations for the year ended December 31, 2024, are included in SCA's consolidated federal income tax return. For state income tax purposes, the Company's results of operations are included in SCA's state income tax returns. The Company does not have a formal tax sharing agreement in place with SCA for 2024.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by United States federal, state or local authorities for years before 2020.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through March 28, 2025, which represents the date the financial statements were available for issuance.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash in a bank account at a high credit quality financial institution. Throughout the year ended December 31, 2024, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3 – DISTRIBUTION TO PARENT COMPANY

During the year ended December 31, 2024, the Company did not pay any distributions.

11

NOTE 4 – DEFINED CONTRIBUTION PLAN

SCA has a profit-sharing plan that covers substantially all full-time employees. Contributions to the plan are made at the sole discretion of management. During the year ended December 31, 2024, an allocation of $6,572 related to these contributions to the plan was charged to operations.

NOTE 5 – RELATED PARTY TRANSACTIONS

Due to the nature of the Company's business, all of its transactions are with related parties. The related parties consist of various SCA outpatient health care facilities, which buy and sell limited Company interests during the year. All commissions are derived from transactions with these facilities. Additionally, SCA pays all of the Company's expenses and is reimbursed by the Company. Total expenses allocated to the Company from SCA were approximately $416,421 for the year ended December 31, 2024. The gross amounts due from and to these related parties from the Company at December 31, 2024, are shown on the statement of financial condition under the captions *Receivable from SC Affiliates, LLC* and *Payable to SC Affiliates, LLC.*

NOTE 6 – CONTINGENCIES

SCA operates in a highly regulated and litigious industry. As a result, various lawsuits, claims, and legal and regulatory proceedings, some of which could directly affect the Company, can be expected to be instituted or asserted against SCA. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect the Company's results of operations and financial position in a given period.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $1,898,493 which was $1,893,332 in excess of its required net capital which is the greater of $5,000 or 6-2/3 percent of its aggregate indebtedness. The Company's net capital ratio was .04 to 1.

NOTE 8 – ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company and will be mailed upon written request pursuant to SEC Rule 17a-5.

NOTE 9 - FAIR VALUE

At December 31, 2024, the Company's investment valued at fair value was classified within the following levels of the valuation hierarchy:

	Level 1	Level 2	Level 3
Certificate of deposit	$ -	$ 1,925,909	$ -

SCA Development, LLC
(a wholly owned subsidiary of SC Affiliates, LLC)

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

Year Ended December 31, 2024

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Schedule I-Computation of Net Capital Under rule 15c3-1
of the Securities and Exhchange Commission
December 31, 2024

Computation of Net Capital

Total member's equity qualified for net capital	$ 1,953,097
Deductions for non-allowable assets:	
Prepaid expenses	20,914
Receivable from SC Affiliates, LLC	28,875
Total deductions and/or charges	49,789
Net capital before haircuts on securities positions	$ 1,903,308
Haircuts on securities (computed, where applicable, pursuant pursuant to Rule 15c3-1(f))	(4,815)
Net Capital	$ 1,898,493
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 5,161
Minimum dollar net capital requirement	$ 5,000
Minimum net capital required	$ 5,161
Excess net capital	$ 1,893,332
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital)	$ 1,890,751
Total aggregate indebtedness	$ 77,419
Ratio of aggregate indebtedness to net capital	0.04 to 1

See accompanying report of independent registered public accounting firm.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) (Company), a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited exclusively to real estate syndicator; broker or dealer of only one issuer or associated issuers; broker or dealer selling tax shelters or limited partnerships in primary distributions; and private placement of securities. The Company represents that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts. The Company limits its business activities exclusively to real estate syndicator; broker or dealer of only one issuer or associated issuers; broker or dealer selling tax shelters or limited partnerships in primary distributions; and private placement of securities.

SCHEDULE III

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Schedule III-Reconciliation of the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net Capital			
Total member's equity from statement of financial condition	$ 1,953,097	$ 1,953,097	$ -
Deduction and/or charges:			
Non-allowable assets included in the following statement of financial condition capitions:			
Prepaid expenses	20,914	20,914	-
Receivable from SC Affiliates, LLC	28,875	28,875	$ -
Total deductions and/or charges	49,789	49,789	-
Haircuts on securities (computed, where applicable, pursuant to Rule 5c3-1(f))	4,815	4,815	-
Net capital	1,898,493	1,898,493	$ -
Minimum net capital required	5,161	5,161	$ -
Excess net capital	$ 1,893,332	$ 1,893,332	$ -
Total aggregate indebtedness	$ 77,419	$ 77,419	$ -
Ratio of aggregate indebtedness to net capital	.04 to 1	.04 to 1	

SCA Development, LLC
(a wholly owned subsidiary of SC Affiliates, LLC)

Broker-Dealer Annual Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
SCA Development, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which *(a)* SCA Development, LLC stated that it does not claim exemption from the provisions of 17 C.F.R. § 240.15c3-3 with reliance on footnote 74 of SEC Release 34-70073 and *(b)* SCA Development, LLC stated that SCA Development, LLC maintained the criteria to not claim an exemption due to lack of meeting the minimum activity threshold throughout the most recent fiscal year without exception. SCA Development, LLC's management is responsible for compliance its obligations under SEC Rule 15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SCA Development, LLC's compliance with its obligations under SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 17 C.F.R. § 240.15c3-3.

KraftCPAs PLLC

Nashville, Tennessee
March 28, 2025

NASHVILLE
615-242-7351
555 Great Circle Road
Nashville, TN 37228

CHATTANOOGA
423-894-7400
6136 Shallowford Road, Suite 101
Chattanooga, TN 37421

COLUMBIA
931-388-3711
610 North Garden Street, Suite 200
Columbia, TN 38401

LEBANON
615-449-2334
105 Bay Court
Lebanon, TN 37087


SCA DEVELOPMENT, LLC
569 Brookwood Village, Suite 901
Birmingham, AL 35209

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2024


SCA Development, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief SCA Development, LLC states the following:

(1) The Company is filing this Exemption report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited exclusively to real estate syndicator; broker or dealer of only one issuer or associated issuers; broker or dealer selling tax shelters or limited partnerships in primary distributions; and private placement of securities.

(2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Lisa Byrd, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Lisa Byrd*
    Lisa Byrd
    President

January 21,   , 2025